Exhibit 1

Mr. Urstadt is the direct beneficial owner of 398,114 shares of Common
Stock individually (including 356,250 restricted shares issued pursuant to the Issuer's Amended and Restated Restricted Stock Award Plan) which, when added to the 21,300 shares of Common Stock held by Elinor
Urstadt, his wife, the 7,620 shares of Common Stock held by the Compensation Plan Trust for the benefit of Mr. Urstadt, the 1,901,006 shares of Common Stock held by Urstadt Realty Associates Co LP
("URACO"), a Delaware limited partnership of which Urstadt Property
Company, Inc. ("UPCO") is the general partner (of which Mr. Urstadt is a controlling shareholder), and of which Mr. Urstadt, Mrs. Urstadt, the Catherine
U. Biddle Irrevocable Trust and the Charles D. Urstadt Irrevocable Trust
(for each of which trusts Mr. Urstadt is the sole trustee) are the limited partners, and the 536,439 shares of Common Stock held by UPCO, result in Mr. Urstadt beneficially owning 2,864,479 shares of Common Stock.